UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ZAYO GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919V105	Schedule 13G	Page 1 of 11

1	NAMES OF REPORTING PERSONS GTCR Fund X/A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,631,364
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,631,364
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,631,364
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS GTCR Fund X/C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,477,715
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,477,715
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,477,715
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS GTCR Co-Invest X LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 199,858
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 199,858
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,858
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS GTCR Investors (CII) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,345,368
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,345,368
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,345,368
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS GTCR Partners X/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,454,447
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,454,447
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,454,447
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS GTCR Investment X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,654,305
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,654,305
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,654,305
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98919V105	Schedule 13G	Page 7 of 11

ITEM 1. (a)	Name of Issuer:

Zayo Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1805 29th Street, Suite 2050

Boulder, CO 80301

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

GTCR Fund X/A LP

GTCR Fund X/C LP

GTCR Co-Invest X LP

GTCR Investors (CII) LP

GTCR Partners X/A&C LP

GTCR Investment X LLC

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is c/o GTCR Golder Rauner II, LLC, 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c)	Citizenship:

GTCR Fund X/A LP	Delaware
GTCR Fund X/C LP	Delaware
GTCR Co-Invest X LP	Delaware
GTCR Investors (CII) LP	Delaware
GTCR Partners X/A&C LP	Delaware
GTCR Investment X LLC	Delaware

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

98919V105

CUSIP No. 98919V105	Schedule 13G	Page 8 of 11

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2014, based upon 239,008,679 shares of the Issuer’s Common Stock outstanding as of November 10, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
GTCR Fund X/A LP	22,631,364	9.5%	0	22,631,364	0	22,631,364
GTCR Fund X/C LP	6,477,715	2.7%	0	6,477,715	0	6,477,715
GTCR Co-Invest X LP	199,858	0.1%	0	199,858	0	199,858
GTCR Investors (CII) LP	16,345,368	6.8%	0	16,345,368	0	16,345,368
GTCR Partners X/A&C LP	45,454,447	19.0%	0	45,454,447	0	45,454,447
GTCR Investment X LLC	45,654,305	19.1%	0	45,654,305	0	45,654,305

Consists of (i) 22,631,364 shares held of record by GTCR Fund X/A LP; (ii) 6,477,715 shares held of record by GTCR Fund X/C LP; (iii) 199,858 shares held of record by GTCR Co-Invest X LP; and (iv) 16,345,368 shares held of record by GTCR Investors (CII) LP (collectively, the “GTCR Shareholders”). GTCR Partners X/A&C LP is the general partner of each of GTCR Fund X/A LP, GTCR Fund X/C LP and GTCR Investors (CII) LP. GTCR Investment X LLC is the general partner of each of GTCR Co-Invest X LP and GTCR Partners X/A&C LP. GTCR Investment X LLC is managed by an eight-member board of managers (the “GTCR Board of Managers”). Each of the foregoing entities and the individual members of the GTCR Board of Managers disclaims beneficial ownership of the shares held of record by the GTCR Shareholders.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 98919V105	Schedule 13G	Page 9 of 11

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

CUSIP No. 98919V105	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

GTCR FUND X/A LP
By: GTCR Partners X/A&C LP, its general partner
By: GTCR Investment X LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

GTCR FUND X/C LP
By: GTCR Partners X/A&C LP, its general partner
By: GTCR Investment X LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

GTCR CO-INVEST X LP
By: GTCR Investment X LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

GTCR INVESTORS (CII) LP
By: GTCR Partners X/A&C LP, its general partner
By: GTCR Investment X LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

GTCR PARTNERS X/A&C LP
By: GTCR Investment X LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

CUSIP No. 98919V105	Schedule 13G	Page 11 of 11

GTCR INVESTMENT X LLC

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Associate General Counsel

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement